

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

Matthew T. Farrell
 Executive Vice President and
Chief Financial Officer
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, N. J.08543

Re: **Church & Dwight Co., Inc.**
        Form 10-K for fiscal year ended December 31, 2009
        Filed February 24, 2010
        Definitive Proxy Statement on Schedule 14A
        Filed March 23, 2010
        File No. : 1-10585

Dear Mr. Farrell:

        We have completed our review of your filing on June 15, 2010 and no further comments at this time.

                                        Very truly yours,

                                        Jay Ingram
                                        Legal Branch Chief